

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2021

Joshua Spear
Chief Executive Officer
Iron Spark I Inc.
125 N Cache St.
2nd Floor
Jackson, Wyoming 83001

> **Re: Iron Spark I Inc.**
> **Registration Statement on Form S-1**
> **Filed March 2, 2021**
> **File No. 333-253775**

Dear Mr. Spear:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Our warrant agreement will designate the courts of the State of New York. . . ., page 48

1. Please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim. Additionally, please add this disclosure to your risk factor on page 49 entitled "Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits against our directors and officers."

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sasha Parikh at 2-2-5513625 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-5517976 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences